Exhibit 99.6

ENGLISH TRANSLATION OF DIRECTOR STATEMENT OF GIANLUCA CACCIALUPI

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Americas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Americas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

Santiago, August 5, 2016

To:

Shareholders of Chilectra Américas S.A.

HAND DELIVERY

Re:	Opinion with respect to related-party transaction.

Dear Shareholders:

This opinion is in reference to the related-party transaction consisting of a merger by absorption by which Chilectra Américas S.A. (“Chilectra Américas”), along with Endesa Américas S.A. (“Endesa Américas”) would be absorbed by Enersis Américas S.A. (“Enersis Américas,” and the merger by absorption hereinafter the “Merger”).

In fulfillment of the provisions of Article 147, item 5, of Law No. 18,046, the Chilean Companies Act, in my capacity as President and director of Chilectra Américas, I hereby issue my grounded opinion on the expediency of the Merger for the interests of Chilectra Américas.

I.	Relationship with holding company and companies involved in the Merger.

I hereby inform the shareholders that I was appointed director of Chilectra Américas in the ordinary shareholders’ meeting held on April 27, 2016, and for purposes of my election as director, I had the votes of the holding company, Enersis Américas. As indicated below, Enersis Américas will be involved in the Merger as the corporation absorbing Chilectra Américas and Endesa Américas. The ultimate holding company of the 3 corporations is the Italian corporation Enel S.p.A., with relation to which I am employed at one of its subsidiaries.

Thus, I affirm I have no private interest in the Merger other than that resulting from the aforementioned relationship.

II.	The Merger.

The Merger is part of the process of corporate reorganization of the Enersis Group, which also involves Chilectra S.A., Empresa Nacional de Electricidad S.A. ( “Endesa Chile”) and Enersis S.A. (“Enersis”), consisting of separating generation and distribution activities in Chile from the other activities carried out outside the country.

The reorganization includes the following two stages (the first of which has already been completed), both of which were reported to the Superintendence of Securities and Insurance and to the market in general by multiple significant events published before this date:

a)

First Stage. The division of Chilectra, from which Chilectra Américas came into being, to which the shareholdings and other assets and liabilities associated with Chilectra’s business outside Chile were assigned. Along with that division, the following was also carried out: (i) the division of Endesa Chile, from which a new company called Endesa Américas S.A. came into being, to which the shareholdings and other assets and liabilities associated with Endesa’s business outside Chile were assigned; and (ii) the division of Enersis, from which a new company called Enersis Chile S.A. came into being, to which the shareholdings and other associated assets and liabilities belonging to Enersis in Chile were assigned, including those it had in Chilectra and Endesa; in this division, Enersis’s shareholdings associated with its business outside Chile, including those it had in Chilectra Américas and Endesa Américas, remained in the divided Enersis corporation (which, after the division, came to be called Enersis Américas S.A.).

b)	Second Stage. A possible merger by absorption of Chilectra Américas and Endesa Américas into Enersis Américas, by virtue of which the absorbed corporations would be dissolved without the need to wind them up, with Enersis Américas succeeding them in all their rights and obligations, and with the shareholders of Endesa Américas and Chilectra Américas directly incorporated as shareholders of Enersis Américas in accordance with the swap ratio to be approved for such purposes. The estimated terms of the Merger, notwithstanding other terms and conditions that may eventually be agreed at the respective meetings at which the final resolution of the Merger is adopted, are as follows: (i) the Merger would be subject to fulfillment of the following conditions precedent: that the right to withdrawal to potentially be exercised by the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas in connection with the Merger not exceed 10%, 10% and 0.91% respectively; and that the right to withdrawal at Enersis Américas not result in any shareholder exceeding the maximum shareholding limit of 65% in Enersis Américas after formalization of the Merger; (ii) the estimated swap ratio reported at the aforementioned division meetings was 5 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas; however, in response to the proposal for distribution of a possible dividend to the shareholders of Chilectra Américas after the aforementioned Board of Director’s Meeting, a swap ratio of 4 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas will be proposed at the meeting at which a decision is made on the Merger; (iii) the Board of Directors of Enersis Américas announced its intention to make a takeover bid (“TOB”) for all stock and American Depositary Receipts (“ADRs”) issued by Endesa Américas not belonging to Enersis Américas for a price of $285, and it furthermore announced that the TOB will be subject to approval of the Merger at the extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, and to fulfillment, after expiry of the statutory period for exercising the right of withdrawal at both Enersis Américas and Endesa Américas, of the condition of non-exercise of the respective withdrawal rights above a certain number or percentage of shares as appropriate, and to other terms and conditions which will be detailed in due time when the aforesaid takeover bid is made; (iv) by resolution adopted on November 24, 2015, the chief executive officer of Endesa Chile was given instructions – if and only if the Merger resolutions were not adopted before December 31, 2017 – for negotiation in good faith with Endesa Chile S.A. of the terms of an offset agreement, by virtue of which the tax costs incurred by Endesa Chile as a result of its division and after proper crediting and discounting of any tax benefits or credits obtained by Endesa Américas and Endesa Chile as a result of such division are offset by any tax benefits obtained by Enersis Américas; and (v) the controlling shareholder Enel S.p.A., by the respective letters dated November 25 and December 17, 2015, has stated, firstly, (a) that it considered that the announced swap ratio for the Merger would be in line with the interests of all the shareholders and the companies involved in the reorganization themselves, and therefore it would vote in favor of said merger at the respective extraordinary shareholders’ meeting, provided that there were no significant supervening events before the shareholders’ meeting materially affecting the above swap ratios; and, secondly, (b) if the Merger were approved, it is its intention as controlling shareholder, for a period not less than five years from approval of the merger, to not carry out or propose any corporate reorganization process affecting Enersis Américas other than that to be discussed at the aforementioned extraordinary shareholders’ meeting.

On July 20, 2015, the Superintendence of Securities and Insurance issued Ordinary Official Letter No. 15,453 (the “Official Letter”), in which it directed that the aforementioned reorganization is to be considered a single transaction comprising, in a coordinated and successive fashion, each and every one of the corporate acts previously indicated, even if they are carried out in different stages. In compliance with the Official Letter, Chilectra’s management hired Banco Itaú Chile as expert financial advisor of Chilectra’s board of directors in order to fulfill the reporting and substantiation requirements set forth in the aforesaid Official Letter. Banco Itaú Chile reviewed and analyzed the transactions making up the reorganization and concluded that, in its opinion, the reorganization was in the interests of the shareholders of Chilectra, provided that the terms of trade of the Merger include a swap ratio equivalent to a minimum of 3.83 shares of Enersis Américas for each share of Chilectra Américas.

The first stage of the reorganization was completed on March 1, 2016, the date on which the divisions of Chilectra, Enersis and Endesa Chile became effective. After said date, the boards of directors of the corporations involved in the second stage of the reorganization process described above, i.e. Chilectra Américas, Enersis Américas and Endesa Américas, agreed to begin (and so informed the market) the second and last stage of reorganization consisting of the Merger by absorption of Chilectra Américas and Endesa Américas into Enersis Américas.

It should be noted that the Merger (and not the division of the Enersis Group corporations) was classified as a “related-party transaction” by the Honorable Court of Appeals of Santiago, and therefore for its approval, in addition to the provisions specifically governing corporate mergers established in Title IX of Law No. 18,046, the Chilean Companies Act, it is subject to the provisions of Title XVI of said Act, which regulates Related-Party Transactions.

At the same Board of Directors meeting on May 6, 2016, in addition to the undersigned, the directors Francesca Romana Napolitano, Mónica Hodor, Iris Boeninger von Kretschmann and Hernán Felipe Errázuriz Correa declared their interest in the Merger in the terms of Article 147 of Law No. 18,046, the Chilean Companies Act, due to having been elected with the votes of the controlling shareholder of Chilectra Américas.

In addition, at the same meeting held on May 6, 2016, BBVA Asesorías Financieras S.A. was unanimously designated by the directors as independent appraiser of Chilectra Américas in the Merger, for it to issue a report on the following matters: (i) a description of the terms of the transaction, and (ii) an analysis of the effects and potential impacts of the transaction for Chilectra Américas, including: (a) whether the transaction was in the best interest of Chilectra Américas; and (b) whether the terms and conditions of the transaction are in line with those prevailing in the market at the time of its approval.

Moreover, on May 31, 2016, Mr. Emilio Venegas Valenzuela was unanimously appointed independent expert appraiser of Chilectra Américas, for him to issue a report on the value of the merging corporations and the respective swap ratio, under the terms and in compliance with the requirements of Articles 156 and 168 of the Chilean Companies Regulations.

Chilectra Américas has no directors’ committee, nor are there any disinterested directors, which is why no additional independent appraiser was appointed.

III.	The Reports.

In fulfillment of the above, BBVA Asesorías Financieras S.A. delivered its report to Chilectra Américas, the conclusions of which include the following:

(a)	The swap ratios should be in the range of 3.1 – 4.4 shares of Enersis Américas for each share of Chilectra Américas and of 2.4 – 2.8 shares of Enersis Américas for each share of Endesa Américas.

(b)	The Merger will make it possible to have a single entity on the part of the Enersis Group with the objective of investment and development in Latin America (except Chile), which simplifies roles and holdings of all shareholders, allowing them to maintain direct and/or indirect control of the companies from Enersis Américas (as surviving company). Having a single investment vehicle for Latin America also makes it possible to focus on Latin American countries that may have greater growth potential.

(c)	The Merger increases shareholder diversification, thanks to greater spreading of assets in the energy sector.

(d)	The Merger will also make it possible for Chilectra Américas shareholders to have shares with greater liquidity and greater visibility and analyst coverage.

(e)	Potential synergies that could be obtained through the Merger, the main sources of which would be lower operating costs, simplification of structures and reduction of external services.

In addition the independent expert appraiser delivered his Expert Appraiser Report to Chilectra Américas, in which he proposes a swap ratio of 3.94 shares of Enersis Américas for each share of Chilectra Américas and 2.58 shares of Enersis Américas for each share of Endesa Américas.

IV.	Final Considerations.

In view of the foregoing information, I am of the opinion that the Merger is in the best interest of Chilectra Américas, since the Merger will make it possible to complete the Enersis Group reorganization process, the specific benefits of which for the shareholders of Chilectra (incorporated into Chilectra Américas) were addressed in the Chilectra board of directors’ meetings held on November 5 and 24, 2015 (in which I participated as a director of said corporation) and subsequently described in an extraordinary shareholders’ meeting of Chilectra held on December 18, 2015. These benefits include, in addition to those indicated by the independent appraiser and summarized herein, the following:

(i)	It will allow Chilectra Américas shareholders to monetize their positions through obtaining shares in Enersis Américas, at a minimum advantageous term of exchange, in addition to Enersis Américas being a vehicle that will have a significant, liquid float;

(ii)	The shareholders of Chilectra Américas will gain access to a balanced portfolio in terms of country and business (distribution, generation and transmission) through Enersis Américas, which will control all of its operating assets abroad;

(iii)	It increases total liquidity for Chilectra Américas shareholders through a larger vehicle, i.e., Enersis Américas;

(iv)	A greater float in Enersis Américas would increase Corporate Governance benefits for the minority shareholders of Chilectra Américas, who would gain access to supermajority protections in Enersis Américas; and

(v)	It could promote an increase in the equity value of Chilectra Américas shareholders, in the event of elimination of the existing discount due to lack of liquidity, a low float and a corporate structure that is underestimated by investors.

I hereby inform the shareholders that the opinion expressed is produced in my capacity as director of Chilectra Américas and in fulfillment of my legal obligation.

Sincerely,

/s/ Gianluca Caccialupi

Director

Chilectra Américas S.A.